C M

T-3 K

03011073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: October 31, 2004 |
| Estimated average burden hours per response...12.00 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

RECEIVED MAR 0 3 2003 MAIL PROCESSING SECTION WASH, D.C. 155

| SEC FILE NUMBER |
|---|
| 8- 53582 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER:

Headwaters MB LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tabor Center 1200 17th Street, Suite 900
(No. and Street)

Denver, (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard W. Busse (303) 572-6015
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700 (ADDRESS) Denver (City) Colorado (State) 80202 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CV 3/17

## OATH OR AFFIRMATION

I, Leonard W. Busse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Headwaters MB LLC as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE M NELSON NOTARY PUBLIC STATE OF COLORADO

Leonard W. Busse
Signature

Senior Advisor
Title

Catherine M. Nelson
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statements of Financial Condition
- ■ (c) Statements of Income
- ■ (d) Statements of Cash Flows
- ■ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- ■ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Independent Auditors' Report**

The Board of Directors and Members of
Headwaters MB LLC:

We have audited the accompanying statement of financial condition of Headwaters MB LLC (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of the statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of the statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Headwaters MB LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

**KPMG LLP**

Denver, Colorado
February 14, 2003

## HEADWATERS MB LLC

Statement of Financial Condition

December 31, 2002

### Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 190,829 |
| Advisory fees receivable | | 72,541 |
| Investment securities | | 2,993,050 |
| Prepaid expenses and other assets | | 25,038 |
| Total current assets | | 3,281,458 |
| Property and equipment: | | |
| Furniture and equipment | | 183,600 |
| Leasehold improvements | | 46,019 |
| Software | | 5,770 |
| Total property and equipment | | 235,389 |
| Less accumulated depreciation and amortization | | 73,449 |
| | | 161,940 |
| Total assets | $ | 3,443,398 |

### Liabilities and Members' Equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable, accrued expenses, and other liabilities | $ | 18,866 |
| Accrued liabilities: | | |
| Compensation | | 21,000 |
| Deferred compensation | | 485,371 |
| Other | | 1,193 |
| Total current liabilities | | 526,430 |
| Members' equity: | | |
| Preferred interest – $2.50 unit value, 1,822,000 units authorized 1,822,000 issued and outstanding | | 3,386,458 |
| Common interest – Class B – $.0001 unit value, 2,000,000 units authorized 2,000,000 issued and outstanding | | (469,490) |
| Total members' equity | | 2,916,968 |
| Commitments and contingencies (notes 4 and 5) | | |
| Total liabilities and members' equity | $ | 3,443,398 |

See accompanying notes to statement of financial condition.

## HEADWATERS MB LLC

Notes to Statement of Financial Condition

December 31, 2002

### (1) Summary of Significant Accounting Policies

#### *(a) Organization*

Headwaters MB LLC (Headwaters or the Company) was formed in July 2001 as a Delaware entity that operates as a merchant banking firm. Headwaters is headquartered in Denver, Colorado, is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising and financial advisory services and does business throughout the U.S. The Company is engaged in a single line of business as a securities broker-dealer. The Company does not hold, nor does it plan to hold, any customers' securities or funds.

#### *(b) Basis of Presentation*

The accompanying statement of financial condition has been prepared using the accrual method of accounting.

#### *(c) Cash and Cash Equivalents*

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

#### *(d) Investment Securities*

Investment securities at December 31, 2002 have maturities less than one year and are carried at amortized cost, which approximates fair value.

#### *(e) Property and Equipment*

Property and equipment are recorded at cost, less accumulated depreciation and amortization.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Property and equipment held under leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. Lives generally range from two to five years for property and equipment. The Company periodically reviews the carrying amounts of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts.

#### *(f) Income Taxes*

The members of the Company report their pro rata portions of Headwaters' net income on their respective tax returns. Therefore, the Company does not reflect a provision or liability for income taxes in the accompanying statement of financial condition.

#### *(g) Use of Estimates*

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

**(2) Related-Party Transactions**

At December 31, 2002, the Company has recorded $485,371 as deferred compensation expense for two partners of the Company. The expenses under the compensation arrangement are approved each year by the board of directors.

**(3) Members' Equity**

*Preferred Interest*

There were 1,822,000 units authorized and outstanding at December 31, 2002. The preferred unit has voting rights entitling the preferred unit holders to one vote per preferred unit.

*Common Interest – Class B*

There were 2,000,000 units authorized and outstanding at December 31, 2002. The common unit – Class B has voting rights entitling the common unit holders to two votes per Class B unit.

*Allocation of Profits and Losses*

Profits and losses are allocated to the preferred interest and common interest – Class B unit holders (collectively, the Unit Holders) based on the number of units held by each individual Unit Holder as a percentage of units held by all Unit Holders.

**(4) Commitments**

*Leases*

In September 2001, the Company entered into a noncancelable operating lease with an unrelated third party (the lessor) for office space through August 2003 for 24 monthly payments of $7,962 each. Under the lease agreement the Company is required to make minimum lease payments of $63,696 in 2003.

**(5) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At December 31, 2002, the Company had net capital of $2,652,471 which was $2,617,376 in excess of its required net capital of $35,095. The Company's net capital ratio was .20 to 1.